KinerjaPay Corp.
J1 Multatuli, No. 8A
Medan, 20151 Indonesia

October 4, 2016

United States Securities and Exchange Commission
Washington, DC 20549

Attn: Geoff Kruczek, Senior Staff Attorney

RE: KinejaPay Corp.
File No. 333-211294
Amendment No. 3 to Registration Statement on Form S-1
Staff Comment Letter dated September 27, 2016

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated September 27, 2016, with respect to the above-referenced Form S-1/A filed by KinerjaPay Corp. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Recent Development, page 23and 24

We have updated this section by adding the last paragraph on page 23 and the first on page 24 to reflect recent developments in the Company’s business.

Our E-Commerce Portal KinerjaPay.com, page 24

Comment 1. We note your response to prior comment 5. However, the disclosure you stated you have added does not appear to have been added to the registration statement. Please revise to include this information.

Response 1. We have added under subheading ”Our E-Commerce Portal KinerjaPay.com“ a third and fourth paragraph as follows:

On August 22, 2016, the Registrant's wholly-owned Indonesian subsidiary, PT Kinerja Pay Indonesia, entered into an addendum (the "Addendum"), effective as of July 1, 2016, between the Registrant and its subsidiary, on the one hand, and PT. Kinerja Indonesia. Pursuant to the Addendum, the Registrant's subsidiary agreed to utilized certain payment services of PT. Kinerja Indonesia as described below. The reason for entering into the Addendum was due to the fact that the PT. Kinerja Indonesia has already successfully established the requisite infrastructure for billing, collections, payments and related payment services (the "Payment Services") in the furtherance of its various businesses, including its e-Wallet and Web Portal business that were the subject of the License Agreement between the Registrant and PT Kinerja Indonesia dated December 1, 2015, in lieu of PT. Kinerja Pay devoting the time, efforts and resources to develop its own Payment Services, which the Registrant recently determined would not only delay its ability to timely commence billing and collections as well as be unnecessarily duplicative of the Payment Service infrastructure in place at PT Kinerja, but would also require incurring costs in hiring and maintaining additional personnel.

Pursuant to the terms of the Addendum, in consideration for the payment of an administrative fee of US$200 per month, PT Kinerja Indonesia shall: (i) collect payments from the users of the licensed web portal, Kinerjapay.com, including cash deposits, bank transfers, debit cards payments, credit cards payments, and other forms of payment for transactions related to purchases or payments made for the use of PT. Kinerja Pay's licensed web portal; and (ii) distribute the appropriate payments to vendors, less the commissions chargeable (the "Commissions") for all transactions generated by the users while using the licensed web portal, kinerjappay.com, following receipt of payments made by the vendors, which Commissions shall then be paid to PT. Kinerja Pay Indonesia.

Statement of Changes in Stockholders' Equity (Deficit) For the Years Ended December 31, 2015 and 2014, page 44

Comment 2. We see the revisions made in response to prior comment 8. We note the par dollar value and shares outstanding at December 31, 2014 reflected in this statement do not agree with the stockholders’ deficit section on the balance sheet for that date and also note the share activity therein during fiscal 2014 and 2015 does not give retroactive effect to the reverse stock split. Please give retroactive effect to the one-for-thirty (1:30) basis reverse stock split in this statement in your next amendment to this filing. Note this comment also impacts Note 2 and your fiscal 2015 summary financial information at page 8.

Response 2. We have revised the Statement of Changes in Stockholder’s Equity (Deficit) in response to this letter.

Sincerely,

/s/ Edwin Witarsa Ng

CEO